FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 8, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated August 8, 2002.

NUR Macroprinters Ltd.

Announces Second Quarter And Six Months Financial Results

Second Quarter Revenues of $23.4 Million; Net Loss of $(1.0)Million,
Excluding Restructuring Expenses of $(0.9) Million

LOD, Israel, Aug. 8 -- NUR Macroprinters Ltd. (Nasdaq: NURM - News), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the second quarter and six months ended June 30, 2002.

Revenues for the second quarter of 2002 were $23.4 million, compared to $21.4 million in the first quarter of 2002 and $30.3 million during the second quarter of 2001. Net loss for the second quarter of 2002, excluding restructuring charges of $0.9 million, was $(1.0) million, or $(0.06) per share, as compared to a net loss of $(3.8) million, or $(0.23) per share, for the first quarter of 2002, and a net profit of $40,000, or $0.00 per share, for the 2001 second quarter.

Gross profit for the second quarter of 2002 was $7.2 million, compared to $5.9 million in the first quarter of 2002 and $12.0 million in the second quarter of 2001. Operating expenses for the second quarter were $9.0 million, and $8.1 million excluding restructuring expenses, compared to $9.2 million in the first quarter of 2002 and $11.0 million in the comparable quarter last year. Operating loss for the second quarter, excluding the restructuring charges, was approximately $(1.0) million compared to $(3.3) million in the first quarter of 2002 and an operating income of $1.0 million in the second quarter last year.

Revenues for the first six months of 2002 were $44.8 million compared to $61.7 million in the first six months of 2001. Net loss for the six month period, excluding restructuring charges of $0.9 million, was $(4.9) million, or $(0.29) per share fully diluted, and $(5.7) million or $(0.34) per share fully diluted including such charges. Net loss for the first half of 2001, excluding restructuring charges of $2.5 million was $(4.0) million, or $(0.27) per share fully diluted, and $(6.5) million or ($0.45) per share fully diluted including such charges.

Gross profit for the six-month period was $13.1 million, as compared to a gross profit of $25.0 million excluding one-time inventory write-offs of $4.0 million, and $21.0 million including such charges, for the first half of 2001. Operating expenses for the period were $18.2 million, and $17.3 million excluding restructuring charges, compared to $25.5 million, and $23.0 million excluding restructuring charges, in the first half of 2001. Operating loss for the first half of 2002 was $(4.2) million excluding restructuring charges of $0.9 million, and a loss of $(5.1) million including such charges, as compared to an operating income for the first half of 2001 of $2.0 million excluding one-time inventory write-offs of $4.0 million and $2.5 million of restructuring charges, and an operating loss of $(4.5) million including such charges.

Based on the second quarter results, the Company does not meet one of the financial covenants set forth in one of its long-term loan agreements. The Company is currently in the process of obtaining a waiver from the bank for the above mentioned non-compliance.

Erez Shachar, CEO of NUR Macroprinters, stated “Results for the second quarter represent the first period of growth after five quarters of decline in revenues. We have also seen an improvement in other aspects of the financial results of the Company. Compared to the prior quarter, revenues grew 9%, gross profit grew by more than 20%, operating expenses decreased by more than 10% (excluding the restructuring charges), as a result of which our operating loss decreased from $(3.3) million in the first quarter to $(1.0) million in the second quarter.”

“The growth generated during the quarter is an indication of the success of our revamped product offerings. We have seen growing demand for the Fresco since the introduction of the HiQ version in the fourth quarter last year. With the commercial introduction of the Fresco HiQ 8 Color expected during the third quarter, we have taken the product to a new level of quality and performance. We are receiving enthusiastic reviews of the product from our customers and prospects. Our consumables business has also shown growth this quarter.”

Mr. Shachar continued: “During the second quarter, we continued to implement our program for corporate reorganization which called for the reduction of headcount by 15% and salary cuts across the board. We also rejuvenated and expanded our portfolio of products.”

Mr. Shachar concluded, “While the business environment continues to be challenging, we believe that the cumulative effect of all of our restructuring and reorganization efforts of the past twelve months, the dedication and commitment of the NUR staff, combined with our current highly competitive product portfolio, positions NUR to better face these challenges.”

The Company will host a conference call to discuss these results on Thursday August 8th, at 11:00 AM, EDT/6:00 PM, Israel time.

To participate, please call; 1-800-233-2795 (U.S. toll free), 1-800-265-180 (Israel toll free), 1-785-832-1077 (international), id code: NUR. The conference call will also be web cast live at: http://www.nur.com/investors , and will be available for replay at that site starting 2PM EDT on the day of the call, or by calling 1-800-839-3608 (U.S.) / 1-402-220-2971 (international). The call will also be available for replay in Israel for 72 hours starting, Thursday, August 8th, at 19:00, by calling 03-925-5946

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM - News) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at http://www.nur.com .

SAFE HARBOR:

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.‘s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at http://www.nur.com and http://www.portfoliopr.com /

•	NUR MACROPRINTERS LTD
•	Consolidated Statements Of Operations
•	U.S. $ in thousands, except per share data
                                  Six months ended        Three months ended
                               06/30/2002  06/30/2001   06/30/2002   06/30/2001
                              As reported  As reported  As reported  As reported
    Revenues
      Sales of printers and
       related products           $44,809     $61,698      $23,423     $30,255

                                   44,809      61,698       23,423      30,255
    Cost of revenues
      Cost of sales of
       printers and related
       products                    31,738      36,695       16,244      18,275
      One time inventory
       write-offs                               3,989
                                   31,738      40,684       16,244      18,275

    Gross profit                   13,071      21,014        7,179      11,980
                                   29.17%      34.06%        30.65%      39.60%
    Research & Development
     expenses                       4,597       5,995        2,166       2,917
    Less-Grants                      (564)       (250)        (211)      (250)
    Research & Development
     expenses, net                  4,033       5,745        1,955       2,667

    Selling expenses, net           6,500       9,197        2,960       4,550
    General and administrative
     expenses                       5,772       6,594        2,717       3,051
    Amortization of goodwill
     and other intangible
     assets                         1,002       1,452          516         726

    Restructuring and other
     one time expenses                848       2,543          848           0
                                   14,122      19,786        7,041       8,327

    Operating income (loss)        (5,084)     (4,517)      (1,817)        986

    Financial expenses net           (456)     (1,923)          34        (910)
    Other expense net                (107)        (59)         (18)       (59)

    Income (loss) before taxes
     on income and equity
     losses                        (5,647)     (6,499)      (1,801)         17

    Taxes on income                   (75)          0          (75)          0
    Equity in profits (losses)
     of affiliates, net of
     taxes                              0         (36)           0          23

    Net loss for the period       $(5,722)    $(6,535)     $(1,876)        $40
                                   -12.77%     -10.59%       -8.01%       0.13%

    Loss per share                 $(0.34)     $(0.45)      $(0.11)      $0.00
    Loss per share                 $(0.34)     $(0.45)      $(0.11)      $0.00
    Weighted average number of
     shares
      outstanding during the
       period                  16,895,231  14,570,954   17,091,542  14,579,233
     Weighted average number
      of shares outstanding
      during the period used
      for dilluted loss per
      share                    16,895,231  14,570,954   17,091,542  15,027,609

    NUR MACROPRINTERS LTD.
    Condensed Balance Sheets, US$ in thousands

                                                 30.6.02          31.12.01
    Current Assets:
       Cash and cash equivalents                 $12,654           $12,486
       Accounts receivable - trade                36,889            36,262
       Other receivables and prepaid
        expenses                                   6,958             6,783
       Inventories                                21,744            24,998

    Total Current Assets                          78,245            80,529

    Investments and other non-current assets
    Long-term accounts receivables -
     trade                                         1,923             2,674
    Investments and other non-current
     assets                                        1,079             1,137
    Severance pay funds                              737               751
                                                   3,739             4,562

    Property and Equipment, net                   12,213            12,578

    Other assets, net                             12,737            13,739

    Total assets                                 106,934           111,408

    Liabilities and Shareholders' Equity
    Current Liabilities:
    Short - term bank credit                       4,738             5,061
    Current maturities of long - term
     loans                                         1,877             2,057
    Trade payables                                15,946            19,667
    Accrued expenses and other
     liabilities                                  10,357            10,465
    Advances from customers                          472               433
    Total Current Liabilities                     33,390            37,683
    Long -Term Liabilities:
    Long - Term loans                             31,056            31,720
    Accrued severance pay                            979             1,008
                                                  32,035            32,728

    Shareholders' Equity:
    Share capital                                  4,191             3,674
    Capital surplus                               45,648            39,493
    Cumulative translation adjustment             (1,220)             (782)
    Accumulated Earnings (Deficit)                (7,110)           (1,388)
    Total Shareholders' Equity                    41,509            40,997
    Total Liabilities and Shareholders'
     Equity                                      106,934           111,408

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: August 12, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer